UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

September 27, 2024

Date of Report: (Date of earliest event reported)

Masterworks Vault 1, LLC

(Exact name of issuer as specified in its charter)

Delaware	92-1162722
State of other jurisdiction of	(I.R.S. Employer
incorporation or organization	Identification No.)

225 Liberty Street, 29th Floor, New York, NY 10281

(Full mailing address of principal executive offices)

(203) 518-5172

(Issuer’s telephone number, including area code)

www.masterworks.com

(Issuer’s website)

Series 300 Class A Ordinary Shares; Series 309 Class A Ordinary Shares; Series 315 Class A Ordinary Shares; Series 316 Class A Ordinary Shares; Series 318 Class A Ordinary Shares; Series 319 Class A Ordinary Shares; Series 320 Class A Ordinary Shares; Series 323 Class A Ordinary Shares; Series 329 Class A Ordinary Shares; Series 336 Class A Ordinary Shares; Series 338 Class A Ordinary Shares; Series 339 Class A Ordinary Shares; Series 340 Class A Ordinary Shares; Series 343 Class A Ordinary Shares; Series 344 Class A Ordinary Shares; Series 345 Class A Ordinary Shares; Series 346 Class A Ordinary Shares; Series 348 Class A Ordinary Shares; Series 360 Class A Ordinary Shares; Series 362 Class A Ordinary Shares; Series 365 Class A Ordinary Shares; Series 370 Class A Ordinary Shares; Series 372 Class A Ordinary Shares; Series 374 Class A Ordinary Shares; Series 377 Class A Ordinary Shares; Series 386 Class A Ordinary Shares; Series 411 Class A Ordinary Shares; Series 415 Class A Ordinary Shares; Series 417 Class A Ordinary Shares; Series 420 Class A Ordinary Shares; Series 421 Class A Ordinary Shares; Series 423 Class A Ordinary Shares; Series 429 Class A Ordinary Shares; Series 442 Class A Ordinary Shares; Series 446 Class A Ordinary Shares; Series 451 Class A Ordinary Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events

An electronic alternative trading system operated by Templum Markets LLC, an SEC-registered broker-dealer and member of FINRA and SIPC in accordance with SEC Regulation ATS (the “Templum ATS”), is intended to facilitate secondary purchases and sales of Class A ordinary shares of Masterworks issuers that were initially sold pursuant to Regulation A+ (Tier II) for Masterworks offerings that have been fully subscribed for at least 90 days. The Templum ATS can be accessed by investors through a link on the www.masterworks.com website.

The Templum ATS will now enable certain holders of the Class A shares of Series 423 of Masterworks Vault 1, LLC (the “Company”) to post live bids and offers 24 hours per day seven days per week, provided that trades will actually occur only during regular trading hours that substantially mirror the trading hours on national securities exchanges. In order to execute a transaction on the Templum ATS, a buyer or seller of Class A shares of a series must create a brokerage account with DriveWealth, LLC (the “Settling Broker”), which can be done through www.masterworks.com. To buy securities on the Templum ATS, investors must also fund the brokerage account in an amount sufficient to pay the full purchase price. Owners of Class A shares of a series may submit a bid and ask quote to purchase or sell Class A shares of a series, and to the extent any such bid or ask is matched with a counterparty’s bid or ask through the Templum ATS, such transaction will be executed and settled by the Settling Broker. Masterworks currently expects to pay all costs and expenses associated with listing the Class A shares of a series on the Templum ATS, establishment of brokerage accountants with the Settling Broker and trading and executing transfers of the Class A shares of a series on the Templum ATS.

The Templum ATS or certain features of the Templum ATS will not be available to residents of certain foreign countries or “affiliates” of the Company within the meaning of Rule 405 of the Securities Act of 1933, as amended.

There can be no assurance that the Templum ATS will provide an effective means of selling your Class A shares of a series. In light of a variety of factors, including, without limitation, the relatively small market capitalization of each series of the Company, we cannot guarantee that the Templum ATS will provide a reliable or effective means of price discovery. Accordingly, any posted offer prices or historical transaction information reflected on the Templum ATS should not be construed as being representative of the fair value of the Class A shares of a series or of the artwork owned by a series of the Company.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our most recent Offering Circular filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and offering circular supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Masterworks Vault 1, LLC

	By:	/s/ Joshua B. Goldstein
	Name:	Joshua B. Goldstein
	Title:	General Counsel

Date: September 27, 2024